P.E. 1/30/02

File Number: 0-13722

02012661

FORM 6-K

JAN 3 0 2002

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street. N.W.
Washington, D.C. 20549

Report of Foreign Issuer
Persuant to Rule 13a-6 or 15d-16 under
The Securities Exchange Act of 1934

SKF selected in Dow Jones' sustainability Group Indexes
and
SKF supplies bearings and seals for Ford's new Fiesta
and
SKF and Swedish Infocar present new software for the automotive aftermarket
and
SKF and Goodyear creates The Power Transmission alliance in Brazil

PROCESSED
FEB 2 0 2002
THOMSON
FINANCIAL

Aktiebolaget SKF
(Exact name of Registrant as specified in its charter)

SKF Incorporated
(Translation of Registrant's name into English)

Kingdom of Sweden
(Jurisdiction of incorporation or organization)

SE-415 50 Göteborg, Sweden
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aktiebolaget SKF
(publ)

....	....
Lars G Malmer	Tore Bertilsson

Date: October 17, 2001

Aktiebolaget SKF
(publ)
EU VAT no. SE556007349501

Postal address:
SE-415 50 GÖTEBORG
Sweden

Tel. +46 · 31 · 337 10 00
Fax +46 · 31 · 337 28 32

SKF

Press release

SKF selected in Dow Jones' Sustainability Group Indexes

SKF has been selected to be a member of Dow Jones Sustainability Group Indexes (DJSI), also for year 2002. This is the only index, which measures sustainability on a global basis across all market sectors and industry groups, being based on the Dow Jones Global Index (DJGI). The DJSI are reviewed annually and consist of more than 200 companies that represent the top 10 percent of the leading sustainability companies in 64 industry groups in the 33 countries covered by the DJGI.

Corporate sustainability is a business approach to create long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments.

The purpose of the index is to provide a benchmark for financial products based on the concept of corporate sustainability and to measure the performance of fund managers.

Göteborg, September 11, 2001
Aktiebolaget SKF
(publ.)

For further information, please contact:
Lars G Malmer, SKF Group Communication, tel +46- 31-3371541, e-mail: Lars.G.Malmer@skf.com

SKF

Press release

SKF supplies bearings and seals for Ford's new Fiesta

SKF has, once again, been selected as major bearing supplier for a new Ford vehicle. This time it is the new Ford Fiesta that has made its official debut at the Frankfurt motor show in September and will go on sale in 2002.

Over the production life of the new Ford Fiesta, SKF will supply over Euro 200 million worth of products.

The market launch will start in Europe and later on in Japan and Brazil. Ford is planning for an annual production of 1 million vehicles.

The new Fiesta follows an industry trend to taller compact hatchbacks, with a more upright and higher seating position.

SKF will supply the global demand of wheel bearing units, which are sealed and greased for life, for all four corners. The front wheel bearing units also include integrated ABS encoder.

Both the engines and the gearboxes are equipped with a wide range of bearings and seals from the SKF Group, selected to meet the requirements of compactness and performance from Ford engineering.

The broad range and number of SKF products on the new Fiesta reflects well the breadth of the Group's product and engineering offering to this highly competitive global market.

The SKF Group is the automotive industry's leading bearing supplier and holds a strong position in sealing systems for engines, transmissions and other mechanical assemblies.

Göteborg, September 13, 2001
Aktiebolaget SKF
(publ.)

For further information, please contact:
Lars G Malmer, SKF Group Communication, tel +46-(0)31-3371541, e-mail: Lars.G.Malmer@skf.com

Press release

SKF and Swedish Infocar present new software for the automotive aftermarket

SKF has decided to jointly with Infocar, Stockholm, develop a software that will support repair garages in the automotive aftermarket with fault finding and diagnostics of a number of electronic and mechanical functions of the car. The software will also be a tool for the administration of the garages and its customers.

Infocar is a development company that started to develop this product some years ago. The product also includes instant training and work cards.

SKF has agreed to fund part of the development and to be the global distributor of the product.

The technological development in modern cars has created a need for computer-aided tools to identify mal-functions of the cars. In the future, access to these tools will be a necessity for the repair garages to stay competitive. To move into this product area is in line with the overall SKF strategy of growing in areas like electronics, services and trading. For Infocar it represents an opportunity to get access to the global distributor network of SKF.

This is the first product in the European independent aftermarket that allows diagnostics of cars without the need of expensive hardware. The software program can be integrated into any normal PC and connected directly to the car.

This new product will be presented at the Aftermarket Exhibition - Equip Auto - in Paris next month.

Göteborg, September 17, 2001
Aktiebolaget SKF
(publ.)

For further information, please contact:
Lars G Malmer, SKF Group Communication, tel +46- 31-3371541, e-mail: Lars.G.Malmer@skf.com

SKF

Press release

SKF and Goodyear creates
The Power Transmission Alliance in Brazil

SKF and Goodyear have created an alliance to provide value added service to the industrial power transmission market in Brazil.

The Power Transmission Alliance is an alliance between the two companies with the mission to provide customized solutions to optimise the industrial manufacturing performance for their customers. The agreement covers joint activities in products and services, sales, training, logistics and marketing.

The solution kits, provided by the Alliance, will create the possibility to improve the performance of industrial machinery and systems involving services and products such as, bearings, seals, aligning and monitoring equipment, lubricants, tools, belts, pulleys and hoses.

"Forming this alliance with Goodyear furthers our initiative in the market place to provide industrial customers with a complete range of maintenance services. Goodyear's leadership brings complementary technical expertise and product knowledge that will allow the alliance to provide a more complete package," says Alrik Danielson, Managing Director SKF do Brasil.

"The Power Transmission Alliance reinforces the strategy of Goodyear and SKF to provide innovative solutions that add value to our customers", says Renaldo Calderini, Managing Director, Goodyear Engineered Products Latin America.

Göteborg, September 18, 2001
Aktiebolaget SKF
(publ.)

For further information, please contact:
Lars G Malmer, SKF Group Communication, tel +46- 31-3371541, e-mail: Lars.G.Malmer@skf.com

Aktiebolaget SKF, SE-415 50 Göteborg, Sweden, tel +46-31-3371000, fax +46-31-3372832, www.skf.com